SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

                            (Registrant)

Date: February 10, 2004

By     /S/     S. J. Cheng

Name: S. J. Cheng

Title:   Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Earnings Release for the Fourth Quarter of 2003

Exhibit 1.1

For Immediate Release

Contact:

Investor Relations/Media Relations

Dr. S.K. Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces Unaudited Consolidated Results

for the Fourth Quarter of 2003 and the Year of 2003

Hsinchu, Taiwan, February 10, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced its unaudited consolidated results for the fourth quarter and the year ended December 31, 2003.

Revenue for the fourth quarter 2003 was NT$2,484 million, an increase of 37% from NT$1,813 million for the same period in 2002 and an increase of 2% from NT$2,438 million for the third quarter of 2003. The gross margin for the fourth quarter of 2003 was 28% compared to 1% for the same period in 2002 and 20% for the third quarter of 2003. Net income for the fourth quarter of 2003 was NT$365 million or NT$6.18 per common share, compared to a net loss of NT$235 million or NT$4.00 per common share for the same period in 2002 and a net income of NT$173 million or NT$2.95 per common share for the third quarter of 2003.

For the fiscal year ended December 31, 2003, ChipMOS Bermuda had revenue of NT$8,956 million, an increase of 37% from NT$6,526 million in 2002, and a net profit of NT$418 million, compared to a net loss of NT$970 million in 2002. The net income per common share for the twelve months ended December 31, 2003 was NT$7.10, compared to a net loss per common share of NT$16.49 in 2002.

S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda, remarked, “We broke even in the third quarter of 2003 and continued to make profit in the fourth quarter of 2003. Effective October 2003, we raised the price of our LCD driver IC assembly and testing services between 20% and 25%, which contributed to the growth of our revenue and gross margin in the fourth quarter of 2003. Total revenue of NT$8,956 million has been generated in 2003 – the highest annual revenue we have generated since our incorporation. In response to the slowdown of the global economy and the subdued demand for semiconductors in 2000 and 2001, we tried to enhance our competitiveness and market share in particular through investing in back-end or back-end related companies in the last two years. The operating results of those companies have improved and some of those companies made a profit in 2003. We are pleased what we achieved in 2003 met our expectations and we are confident that ChipMOS Bermuda is well positioned to take on future opportunities and challenges.”

Outlook

The demand for our LCD driver IC assembly and testing services has been increasing in line with the increase in demand for TFT LCD displays. LCD driver ICs are primarily used in handheld electronics, cellular phones, flat-panel displays and notebook computers. In the fourth quarter of 2003, we packaged most of the LCD driver IC using tape carrier package, or TCP, technology and chip-on-film, or COF, technology. Demand for COF packages has particularly been increasing, reaching 12% of our total LCD driver IC delivery in December 2003. Based on current market conditions, we believe that the demand for COF packages will continue to increase in the first quarter of 2004. As the prices for LCD driver IC continue to rise, in particular for COF packages, which have a higher margin, we expect our LCD driver IC operation to contribute more to our revenue and profit in the first quarter of 2004. In order to meet customer demands, we plan to further expand our capacity of our LCD driver IC operation to the scale of 32 million pieces per month by the end of the second quarter of 2004.

Due to the growth in handheld electronics and IA (Information Appliances) products, there has been a market shortage of flash memory since mid 2003. As a result, the demand of IDM (Integrated Device Manufacturer) customers for our assembly and testing services for flash memory products has increased, while the demand for SRAM and DRAM kept flat. Accordingly, we have allocated more capacity to our assembly and testing services for flash memory. We currently believe that our revenue from assembly and testing services for flash memory will increase in the first quarter of 2004.

Our Shanghai operation has increased its capacity to 6 million pieces per month by the end of December 2003. This capacity increase is expected to improve the gross margin of our China operation. Further expansion is expected to occur mainly in two areas, namely, assembly and testing of memory and LCD driver IC, and will be implemented in line with market demands.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Tainan

Science-Based Industrial Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Financial information contained in this press release is unaudited and consolidated.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended December 31, 2003 and 2002

Expressed in Thousand of Local Currency (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended on December 31					Sequential Comparison
	4Q 2003		% of Sales	4Q 2002	% of Sales	4Q 2003		% of Sales	3Q 2003
	USD	NTD		NTD		USD	NTD		NTD
Net Revenues	73,129	2,484,177	100%	1,813,209	100%	73,129	2,484,177	100%	2,437,737
Cost of Sales	52,642	1,788,238	72%	1,806,449	99%	52,642	1,788,238	72%	1,947,998

Gross Profits	20,487	695,939	28%	6,760	1%	20,487	695,939	28%	489,739

Operating Expenses	5,150	174,948	7%	158,065	9%	5,150	174,948	7%	192,796

Total Operating Expenses	5,150	174,948	7%	158,065	9%	5,150	174,948	7%	192,796

Income from Operations	15,337	520,991	21%	(151,305)	-8%	15,337	520,991	21%	296,943

Non-Operating Income	3,422	116,252	4%	9,584	0%	3,422	116,252	4%	148,653
Non-Operating Expenses	2,492	84,666	3%	186,091	10%	2,492	84,666	3%	182,005

Net Non-Operating Income	930	31,586	1%	(176,507)	-10%	930	31,586	1%	(33,352)
Income before Income Tax and Minority Interest	16,267	552,577	22%	(327,812)	-18%	16,267	552,577	22%	263,591
Income Tax Credit (Expenses)	(1,030)	(34,982)	-1%	(762)	0%	(1,030)	(34,982)	-1%	144

Income before Minority Interest	15,237	517,595	21%	(328,574)	-18%	15,237	517,595	21%	263,735
Minority Interest	(4,502)	(152,928)	-6%	93,659	5%	(4,502)	(152,928)	-6%	(90,271)

Net income	10,735	364,667	15%	(234,915)	-13%	10,735	364,667	15%	173,464

Earnings Per Share	0.18	6.18		(4.00)		0.18	6.18		2.95

Shares Outstanding ('K)	59,011	59,011		58,711		59,011	59,011		58,873

Note (1) : Local currency values have been translated into U.S. dollars at the weighted average rate of 33.97 per U.S. dollar for the fourth quarter of 2003.

ChipMOS TECHNOLOGIES (Bermuda) LTD. CONSOLIDATED BALANCE SHEET (UNAUDITED) As of December 31, 2003 Figures in Thousand of Local Currency (NTD) and U.S. dollars (USD) (1)

	Dec-03			Dec-02		Sep-03
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash & Cash Equivalents	51,553	1,751,257	9%	2,564,400	14%	436,594	2%
Short Term Investment	48,479	1,646,831	9%	874,932	5%	1,919,145	11%
Accounts Receivable	70,562	2,396,994	12%	1,697,429	10%	3,177,652	18%
Inventories	9,877	335,497	2%	166,493	1%	254,181	1%
Other Current Assets	22,971	780,333	4%	365,500	2%	486,244	3%

Total Current Assets	203,442	6,910,912	36%	5,668,754	32%	6,273,816	35%

Investment in affiliates	37,248	1,265,329	7%	1,441,866	8%	1,185,542	7%

Net Property, Plant & Equipment	306,762	10,420,692	54%	10,043,629	56%	9,662,303	54%
Intangible Assets	5,848	198,660	1%	51,876	0%	148,416	1%
Other Assets	13,874	471,291	2%	747,586	4%	505,139	3%

Total Assets	567,174	19,266,884	100%	17,953,711	100%	17,775,216	100%

LIABILITIES
Current Liabilities	141,629	4,811,139	25%	4,083,385	23%	3,842,116	22%
Long Term Liabilities	98,935	3,360,811	17%	4,011,435	22%	3,480,779	19%
Other Liabilities	21,524	731,172	4%	258,434	2%	720,905	4%

Total Liabilities	262,088	8,903,122	46%	8,353,254	47%	8,043,800	45%

Minority Interest	92,394	3,138,625	16%	2,887,109	16%	2,980,933	17%

SHAREHOLDERS’ EQUITY
Capital Stock	570	19,379	0%	19,233	0%	19,233	0%
Common Stock Option Warrants	2,552	86,675	0%	64,401	0%	85,396	0%
Deferred Compensation	(1,254)	(42,615)	0%	(39,245)	0%	(42,312)	0%
Capital Surplus	228,100	7,748,557	40%	7,645,968	43%	7,645,967	43%
Legal Surplus	5,518	187,434	1%	187,434	1%	187,434	1%
Retained Earnings	(21,968)	(746,248)	-3%	(1,164,351)	-7%	(1,110,915)	-6%
Treasury Stock-Subsidiaries	12	421	0%	420	0%	421	0%
Cumulated Translation Adjustment	(838)	(28,466)	0%	(512)	0%	(34,741)	0%
Unrealized loss on long-term investments

Total Equity	212,692	7,225,137	38%	6,713,348	37%	6,750,483	38%

Total Liabilities & Shareholders’ Equity	567,174	19,266,884	100%	17,953,711	100%	17,775,216	100%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.97 per U.S. dollar at the end of December, 2003.